Exhibit 99.1

ATA Creativity Global Reports 2021 Second Quarter Financial Results

Conference Call on Thursday, August 12, 2021, at 9 p.m. ET with Accompanying Investor Presentation

Beijing, China, August 12, 2021 (NY)/ August 13, 2021 (China) — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced preliminary unaudited financial results for the quarter and six months ended June 30, 2021 (“Second Quarter 2021” and “First Half 2021”, respectively).

Second Quarter 2021 and First Half 2021 Highlights

•

During Second Quarter 2021, student enrollment increased to 1,051, from 772 in the prior-year period. Of these students, 561 were enrolled in ACG’s portfolio training programs. 28,445 credit hours were delivered during Second Quarter 2021, compared to 27,933 in the prior-year period.

•

Second Quarter 2021 net revenues increased 39.4% to RMB36.8 million (US$5.7 million), from RMB26.4 million in the prior-year period, primarily driven by increased contributions from portfolio training and other educational services.

•	Second Quarter 2021 net income attributable to ACG was RMB14.1 million (US$2.2 million), compared to net loss attributable to ACG of RMB32.1 million in the prior-year period.
•	First Half 2021 net revenues increased 25.9% to RMB74.4 million (US$11.5 million), from RMB59.1 million in the prior-year period.
•	First Half 2021 net loss attributable to ACG improved to RMB4.9 million (US$0.8 million), compared to RMB52.5 million in the prior-year period.
•	RMB91.4 million (US$14.2 million) in cash and cash equivalents as of June 30, 2021

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “We were gratified to see improving trends from the post-pandemic recovery continue into Second Quarter 2021, during which we achieved over 39% growth on the top line and improved gross margin primarily driven by increased contributions from our core portfolio training services business. During the period, the Company decided to sell one of its legacy businesses in K-12 education assessment services, which will enable us to focus our efforts on growing the core business, international education services. We increased our sales and marketing efforts through various promotional activities, which helped improve our enrollment numbers for the period. For Second Quarter 2021, enrollment in our portfolio training programs increased by 26.4% to 561 students from the prior-year period. As we have made a conscious effort in recent years to shift more portfolio training students toward project-based programs, credit hours delivered for project-based programs increased over 20% during the period, though there was only a slight increase in total credit hours delivered. With the increasing shift to project-based programs, we have restructured compensation for our instructors, motivating them to utilize fewer credit hours for completing a project while continuing to maintain the quality of education and support for students. This has contributed to our top line growth when compared with the prior-year period and has also helped to improve service delivery efficiencies.”

Outlook

Mr. Jun Zhang, President of ACG, stated, “We continue to see tangible results from the work we did to strengthen our leads and sales management platform, as well as our program offerings in response to the pandemic environment, particularly as we are in the heart of the busier summer travel season. As we shared in May, we are not offering study abroad programs this summer given the lingering impact of the pandemic and are instead working closely with our overseas partners in offering alternative programs, such as online bootcamps, internships and other on-site workshop programs. We are also offering new themed domestic travel programs, similar to those we held last summer, which were well received by students. We believe research-based learning services will continue to contribute to our top line in future periods as we look to expand our experiential offerings beyond the summer months.”

Mr. Zhang continued, “A few weeks ago, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a set of guidelines focused on companies providing after-school academic course tutoring services for students receiving compulsory education (the “Guidelines”). As ACG focuses on creative arts education and experiential learning, we do not anticipate our business to be materially impacted by these Guidelines. We remain vigilant in maintaining compliance with applicable rules and regulations relating to our operations. ACG remains well capitalized and well positioned to execute on future business opportunities.”

Operating Review

Enrollment Update

ACG student enrollment for Second Quarter 2021 was 1,051, of which 561 were enrolled in portfolio training programs, which consisted of time-based programs and project-based programs.

A total of 28,445 credit hours were delivered for portfolio training programs during Second Quarter 2021, of which 14,224 credit hours were delivered for time-based programs and 14,221 credit hours were delivered for project-based programs. These courses were delivered either in person through ACG’s nationwide training center network or via online platform.

The following is a summary of the credit hours delivered for ACG’s portfolio training programs for Second Quarter 2021, compared to those for the prior-year period:

	Second Quarter Ended June 30, 2021	Second Quarter Ended June 30, 2020	% Change
	No. of Credit Hours	No. of Credit Hours

Time-based Program	14,224	16,191	(12.1%)
Project-based Program	14,221	11,742	21.1%
Total	28,445	27,933	1.8%

During Second Quarter 2021, 490 students were enrolled in ACG’s other programs, which primarily consisted of overseas study counselling services, research-based learning services, as well as foreign language training services.

Second Quarter 2021 Financial Review – GAAP Results

ACG’s total net revenues for Second Quarter 2021 increased 39.4% to RMB36.8 million (US$5.7 million), from RMB26.4 million in the prior-year period, driven primarily by portfolio training and other educational services as more services were delivered than during the prior-year period when more restrictions on service delivery were in place due to the COVID-19 pandemic. Revenues from portfolio training programs were RMB29.1 million, or 79.1%

of total net revenues, during the period. Revenues from overseas study counselling services, research-based learning services and other educational services were RMB7.7 million, or 20.9% of total net revenues, during the period.

Gross profit for Second Quarter 2021 increased 142.4% to RMB16.0 million (US$2.5 million), from RMB6.6 million in the prior-year period. Gross margin improved to 43.4% during the period, compared to 25.1% in the prior-year period. The improvement was contributed by the operating efficiency gained from the ongoing shift of our portfolio training mix toward project-based programs and related cost optimization.

Total operating expenses for Second Quarter 2021 decreased 11.9% to RMB39.8 million (US$6.2 million), from RMB45.2 million in the prior-year period. This decrease was primarily due to an RMB12.9 million decrease in G&A expenses as a result of the deferral of the final RMB10.0 million to fund ACG‘s research project with the Research Institute of Future Education and Assessment of Tsinghua University this year and decreased professional fees incurred, which was partially offset by an RMB6.7 million increase in selling expenses primarily related to higher sales performance bonus expense.

Loss from operations for Second Quarter 2021 improved to RMB23.8 million (US$3.7 million), from RMB38.5 million in the prior-year period.

Net income attributable to ACG for Second Quarter 2021 was RMB14.1 million (US$2.2 million), compared to a net loss attributable to ACG of RMB32.1 million in the prior-year period.

For Second Quarter 2021, basic and diluted earnings per common share attributable to ACG were both RMB0.21 (US$0.03), compared to basic and diluted losses per common share of RMB0.54 for the prior-year period. Basic and diluted earnings per ADS attributable to ACG were both RMB0.42 (US$0.06), compared to basic and diluted losses per ADS of RMB1.08 in the prior-year period.

First Half 2021 Financial Review – GAAP Results

ACG’s total net revenues for First Half 2021 increased 25.9 % to RMB74.4 million (US$11.5 million), from RMB59.1 million in the prior-year period, driven primarily by increased contributions from portfolio training and other educational services. Revenues from portfolio training programs were RMB53.0 million, or 71.2% of total net revenues, during the period. Revenues from overseas study counselling services, research-based learning services and other educational services were RMB21.4 million, or 28.8% of total net revenues, during the period.

Gross profit for First Half 2021 increased 67.4% to RMB30.8 million (US$4.8 million), from RMB18.4 million in the prior-year period. Gross margin improved to 41.5% during the period, compared to 31.1% in the prior-year period.

Total operating expenses for First Half 2021 decreased 6.9% to RMB77.9 million (US$12.1 million), from RMB83.7 million in the prior-year period. The decrease was primarily due to an RMB15.1 million decrease in G&A expenses, partially offset by an RMB8.5 million increase in selling expenses mainly related to Huanqiuyimeng operations, as described in the Second Quarter 2021 financial review above.

Loss from operations for First Half 2021 improved to RMB47.1 million (US$7.3 million), from RMB65.0 million in the prior-year period.

Net loss attributable to ACG for First Half 2021 improved to RMB4.9 million (US$0.8 million), compared to RMB52.5 million in the prior-year period.

For First Half 2021, basic and diluted losses per common share attributable to ACG were both RMB0.11 (US$0.02), compared to RMB0.89 for the prior-year period. Basic and diluted losses per ADS attributable to ACG were both RMB0.22 (US$0.04), compared to RMB1.78 in the prior-year period.

Non-GAAP Measures

Adjusted net income attributable to ACG for Second Quarter 2021, which excludes share-based compensation expense and foreign currency exchange loss (non-GAAP), was RMB14.7 million (US$2.3 million), compared to adjusted net loss of RMB31.7 million in the prior-year period.

Basic and diluted earnings per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Second Quarter 2021, were RMB0.22 (US$0.03). Basic and diluted earnings per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Second Quarter 2021 were RMB0.44 (US$0.06).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for Second Quarter 2021 were 31.5 million and 31.6 million, respectively. Each ADS represents two common shares.

Balance Sheet Highlights

As of June 30, 2021, ACG’s cash and cash equivalents were RMB91.4 million (US$14.2 million), working capital deficit was RMB183.4 million (US$28.4 million), and total shareholders’ equity was RMB220.3 million (US$34.1 million); compared to cash and cash equivalents of RMB112.7 million, working capital deficit of RMB153.9 million, and total shareholders’ equity of RMB199.2 million, respectively, as of December 31, 2020.

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 9 p.m. Eastern Time on Thursday, August 12, 2021 (9 a.m. Beijing time on Friday, August 13, 2021), during which management will discuss the results of the quarter ended June 30, 2021.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (877) 407-9122
International (Toll):	+1 (201) 493-6747

Local Access
China:	(400) 120 2840
Hong Kong:	(800) 965561

A live webcast of the conference call can be accessed at: https://78449.themediaframe.com/dataconf/productusers/atac/mediaframe/46104/indexl.html.

An accompanying slide presentation will also be made available 30 minutes prior to the conference call at the investor relations section of ACG’s website (https://ir.atai.net.cn/). To listen to the webcast, please visit ACG’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call and will remain available for 90 days.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s plans for mergers and acquisitions generally; ACG’s ability to operate efficiently and maintain continued financial strength under unusual circumstances; ACG’s growth strategy, anticipated growth prospects and subsequent business activities; market demand for ACG’s portfolio training programs and other education services; the impact of the COVID-19 pandemic and the Guidelines on ACG and its operations; and ACG’s plan and anticipated benefits of the measures implemented in response to the COVID-19 pandemic.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to develop and create content that could accommodate needs of potential students, its ability to provide effective creative related international education services and control sales and marketing expenses, its recognition in the marketplace for services it delivered and branding it established, its ability to integrate the acquired business, its ability to maintain market share amid increasing competition, its ability to identify and execute on M&A opportunities within the education sector, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the impact of the COVID-19 pandemic and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2020, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2020.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter ended June 30, 2021, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.4566 to US$1.00, the noon buying rate as of June 30, 2021, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share- based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	415-568-2255
amytung@acgedu.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	112,723,433	91,364,510	14,150,561
Accounts receivable, net	2,245,194	711,400	110,182
Prepaid expenses and other current assets	5,970,973	5,974,167	925,281
Total current assets	120,939,600	98,050,077	15,186,024

Long-term investments	44,000,000	44,000,000	6,814,732
Goodwill	194,754,963	194,754,963	30,163,703
Property and equipment, net	38,119,216	37,830,868	5,859,255
Intangible assets, net	110,586,111	101,969,444	15,793,056
Right-of-use assets	41,779,086	42,146,872	6,527,719
Deferred income tax assets	2,491,792	2,535,181	392,650
Other non-current assets	22,950,264	25,828,596	4,000,340
Total assets	575,621,032	547,116,001	84,737,479

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	47,020,182	39,998,217	6,194,935
Short-term loans	6,801,000	—	—
Payable for business acquisition	4,642,082	—	—
Lease liabilities-current	16,972,187	17,065,279	2,643,075
Deferred revenues	199,448,112	224,376,519	34,751,498
Total current liabilities	274,883,563	281,440,015	43,589,508

Lease Liabilities-non-current	24,005,765	22,807,040	3,532,361
Deferred income tax liabilities	28,985,472	22,616,674	3,502,877
Total liabilities	327,874,800	326,863,729	50,624,746

Mezzanine equity-redeemable non-controlling interests	48,498,368	—	—

Shareholders’ equity:
Common shares	4,716,675	4,720,147	731,058
Treasury shares	(11,625,924)	(10,277,602)	(1,591,798)
Additional paid-in capital	541,272,503	540,507,303	83,713,921
Accumulated other comprehensive loss	(37,424,722)	(37,467,613)	(5,802,994)
Retained earnings (accumulated deficit)	(298,533,669)	(281,405,049)	(43,584,092)
Total shareholders’ equity attributable to ACG	198,404,863	216,077,186	33,466,095
Non-redeemable non-controlling interests	843,001	4,175,086	646,638
Total shareholders’ equity	199,247,864	220,252,272	34,112,733
Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	575,621,032	547,116,001	84,737,479

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	June 30,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	USD
Net revenues	26,396,218	36,760,950	5,693,546
Cost of revenues	19,764,559	20,808,818	3,222,876
Gross profit	6,631,659	15,952,132	2,470,670

Operating expenses:
Research and development	2,025,581	2,729,866	422,802
Sales and marketing	9,943,378	16,648,618	2,578,543
General and administrative	33,277,466	20,426,090	3,163,598
Total operating expenses	45,246,425	39,804,574	6,164,943
Other operating income, net	111,483	5,625	871
Loss from operations	(38,503,283)	(23,846,817)	(3,693,402)
Other income (expense):
Investment income (loss)	(1,092,035)	33,542,154	5,195,018
Interest income, net of interest expenses	263,513	294,033	45,540
Foreign currency exchange gain (loss), net	8,104	(244,406)	(37,854)
Income (loss) before income taxes	(39,323,701)	9,744,964	1,509,302
Income tax benefit	(5,386,716)	(3,687,455)	(571,114)
Net income (loss)	(33,936,985)	13,432,419	2,080,416
Net loss attributable to redeemable non-controlling interests	(575,117)	(277,089)	(42,916)
Net loss attributable to non-redeemable non-controlling interests	(1,281,273)	(435,626)	(67,470)
Net income (loss) attributable to ACG	(32,080,595)	14,145,134	2,190,802

Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(1,222,042)	(133,390)	(20,659)
Comprehensive income (loss) attributable to ACG	(33,302,637)	14,011,744	2,170,143

Basic and diluted earnings (losses) per common share attributable to ACG	(0.54)	0.21	0.03
Basic and diluted earnings (losses) per ADS attributable to ACG	(1.08)	0.42	0.06

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Six-month Period Ended
	June 30,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	USD
Net revenues	59,099,623	74,350,495	11,515,425
Cost of revenues	40,744,111	43,524,823	6,741,137
Gross profit	18,355,512	30,825,672	4,774,288

Operating expenses:
Research and development	4,406,670	5,246,592	812,594
Sales and marketing	21,446,003	29,971,605	4,642,011
General and administrative	57,819,609	42,690,348	6,611,893
Total operating expenses	83,672,282	77,908,545	12,066,498
Other operating income, net	346,935	11,863	1,837
Loss from operations	(64,969,835)	(47,071,010)	(7,290,373)
Other income (expense):
Investment income (loss)	(1,124,462)	33,542,154	5,195,018
Interest income, net of interest expenses	651,092	574,772	89,021
Foreign currency exchange loss, net	(61,024)	(156,786)	(24,283)
Loss before income taxes	(65,504,229)	(13,110,870)	(2,030,617)
Income tax benefit	(8,173,252)	(6,407,151)	(992,341)
Net loss	(57,330,977)	(6,703,719)	(1,038,276)
Net loss attributable to redeemable non-controlling interests	(1,147,865)	(714,121)	(110,603)
Net loss attributable to non-redeemable non-controlling interests	(3,646,060)	(1,090,975)	(168,971)
Net loss attributable to ACG	(52,537,052)	(4,898,623)	(758,702)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	1,573,460	(42,891)	(6,643)
Comprehensive loss attributable to ACG	(50,963,592)	(4,941,514)	(765,345)

Basic and diluted losses per common share attributable to ACG	(0.89)	(0.11)	(0.02)
Basic and diluted losses per ADS attributable to ACG	(1.78)	(0.22)	(0.04)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Six-month Period Ended
	June 30,	June 30,	June 30,	June 30,
	2020	2021	2020	2021
	RMB	RMB	RMB	RMB
GAAP net income (loss) attributable to ACG	(32,080,595)	14,145,134	(52,537,052)	(4,898,623)
Share-based compensation expenses	411,293	264,067	996,092	489,298
Foreign currency exchange loss (gain), net	(8,104)	244,406	61,024	156,786
Non-GAAP net income (loss) attributable to ACG	(31,677,406)	14,653,607	(51,479,936)	(4,252,539)

GAAP earnings (losses) per common share attributable to ACG
Basic and diluted	(0.54)	0.21	(0.89)	(0.11)

Non-GAAP earnings (losses) per common share attributable to ACG
Basic and diluted	(0.53)	0.22	(0.87)	(0.10)